

September 24, 2012

<u>Via E-Mail</u>

Ron Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036

>   **Re: Wynn Resorts, Limited**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on September 20, 2012**
>   **File No. 0-50028**

Dear Mr. Mueller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Proposal No. 1; Election of Directors, page 3</u>

1. Please revise to describe the family relationship between Mr. and Mrs. Wynn. Refer to Item 401(d) of Regulation S-K.

<u>Proposal No. 2; Approval of the Wynn Resorts, Limited Amended and Restated</u>
<u>Annual Performance Based Incentive Plan for Executive Officers, page 11</u>

2. Please revise to state that the bonus awards are payable in cash, stock or options. Refer to section 4.1 of Exhibit A.

3. With respect to the amended plan as proposed, please describe any material differences from the existing plan. Refer to Instruction 2 to Item 10 of Schedule 14A.

4. Please revise to include the tabular information required by Item 10(a)(2) of Schedule 14A. Refer to SEC Release No. 34-45189 for additional guidance. If the benefits or amounts are not determinable, state the benefits or amounts which would have been received by each person or group for the last completed fiscal year if the plan had been in effect. Refer to Item 10(a)(2)(iii) of Schedule 14A.

5. Since equity securities will be issued under the amended plan, please revise to include the information required by Item 10(b)(2) and (c) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions